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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


07070816

DIVISION OF
MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 6 2007
DIVISION OF MARKET REGULATION

July 31, 2007

Act	Securities Exchange Act of 1934
Section	15(c)(2)
Rule	Rule 15c2-11
Public Availability	August 1, 2007

Thomas P. Moran, Esq.
Associate General Counsel
The Nasdaq Stock Market LLC
9600 Blackwell Road
Rockville, MD 20850

PROCESSED
DEC 0 3 2007
THOMSON
FINANCIAL

Re: **Exemptive Relief under Rule 15c2-11**
File No. TP 07-79

P.G. 6-28-07

Dear Mr. Moran:

In your letter dated June 28, 2007, as supplemented by conversations with the staff, you request on behalf of The Nasdaq Stock Market LLC (Nasdaq) and the Nasdaq members who participate in The Portal® Market ("PORTAL" or "PORTAL Market"), an exemption from Rule 15c2-11 under the Securities Exchange Act of 1934 ("Exchange Act") ("Rule 15c2-11" or the "Rule"), with respect to the gathering and furnishing of the prescribed information by PORTAL Dealers and PORTAL Brokers that intend to publish, or submit for publication, quotations for PORTAL-designated securities through the PORTAL Market system. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Based upon your representations, we understand the facts to be as follows:

Background

The PORTAL Market: Nasdaq currently operates the PORTAL Market for the sole purpose of qualifying restricted securities as eligible for resale pursuant to SEC Rule 144A under the Securities Act of 1933 ("Securities Act"). Rule 144A provides an exemption from registration under Section 5 of the Securities Act for resales of privately placed securities to investors that meet the eligibility requirements of being a "QIB" under Rule 144A(a)(1), *i.e.*, institutional investors that in the aggregate own or invest on a discretionary basis at least $100 million in securities and certain broker/dealers that in the aggregate own or invest on a discretionary basis at least $10 million in securities. Trade reports in all PORTAL-designated equity securities are required to be submitted to the NASD's OTC Trade Reporting Facility, and trade reports in most PORTAL-designated debt securities are required to be submitted to the Trade Reporting and Compliance Engine or "TRACE."

Nasdaq Rule Filing: Nasdaq filed the PORTAL rule filing[1] with the Commission, which amends the PORTAL Market Rules to (i) establish qualification requirements for Nasdaq members and qualified institutional buyers (QIB) under Rule 144A(a)(1) who wish to access the PORTAL Market, and (ii) implement quotation, trade negotiation, and trade reporting functions in the PORTAL Market with respect to PORTAL-designated securities.

Nasdaq will continue to qualify restricted securities, as defined in Rule 144(a)(3), and securities that are restricted pursuant to contract or through the terms of the security for designation as PORTAL securities based on compliance with, among other things, the security eligibility and information disclosure requirements for the resale of a security under Rule 144A(d)(3) and Rule 144A(d)(4). Nasdaq also will continue to have authority to suspend or terminate the designation of a PORTAL security if Nasdaq determines that the security is not in compliance with PORTAL rules, a holder or prospective purchaser that requested information pursuant to Rule 144A(d)(4) did not receive the information, any application or other document relative to such securities submitted to Nasdaq contain an untrue statement of material fact or omitted to state a material fact necessary to make the statements therein not misleading, or failure to withdraw designation of such securities would for any reason be detrimental to the interests and welfare of Nasdaq, Nasdaq members or investors.

PORTAL Dealers and PORTAL Brokers will be permitted to post anonymous one-or-two-sided indicative quotations in PORTAL securities in PORTAL that will be seen by other PORTAL Dealers and Brokers and by PORTAL Qualified Investors, negotiate anonymously and execute trades in PORTAL securities, and submit trade reports in reportable PORTAL-negotiated trades through PORTAL for forwarding to TRACE and the OTC Reporting Facility. Nasdaq also intended to provide the ability to forward PORTAL trades to an appropriate subsidiary of the Depository Trust and Clearing Corporation for settlement. PORTAL Qualified Investors, on the other hand, will be solely authorized to view quotations by PORTAL Dealers and PORTAL Brokers, and confirm transactions where a PORTAL Qualified Investor uses a PORTAL Dealer or PORTAL Broker to execute a trade in PORTAL. All trade report information for trades that are executed in PORTAL will be disseminated in PORTAL to PORTAL Dealers, Brokers, and Qualified investors, but such trade report information will not be disseminated outside of PORTAL.

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[1] On July 31, 2007, the Commission approved a rule change relating to PORTAL in Securities Exchange Act Release No. 56172 (July 31, 2007). *See* also Securities Exchange Act Release No. 55669 (April 25, 2007), 72 FR 23874 (May 1, 2007); SR-NASDAQ-2006-065.

Response:

Rule 15c2-11 prohibits a broker or dealer from publishing any quotation for a security, or, directly or indirectly, from submitting any such quotation for publication, in any quotation medium, unless such broker or dealer has in its records the information specified in the Rule regarding the security and its issuer. Under the Rule, a quotation medium is defined broadly in paragraph (e)(1) to include, among other things, an "interdealer quotation system," as that term is defined in paragraph (e)(2). Moreover, paragraph (d) of the Rule requires the broker or dealer submitting to an interdealer quotation system a quotation for any security of an issuer included in paragraph (a)(5) of the Rule to furnish the information specified in paragraph (a)(5) to the system, in the form prescribed by that system, at least two days before the quotation is published or submitted.

Absent an exemption from or an exception to Rule 15c2-11, PORTAL Dealers and PORTAL Brokers would be required to have in their records the Rule's specified information upon publishing or submitting quotations through PORTAL. Furthermore, PORTAL Dealers or PORTAL Brokers relying on the information specified in Rule 15c2-11(a)(5) to publish quotations would be required to: (i) furnish that information to PORTAL, in the form prescribed by that system, at least two days before the quotation is published or submitted; and (ii) make 15c2-11(a)(4) and (a)(5) information reasonably available upon request to investors.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 15c2-11 to permit the publication or display of quotations in PORTAL-designated securities through the PORTAL Market system without complying with Rule 15c2-11. In granting this exemption, we considered the following representations, among others:

- In light of the restricted nature of PORTAL securities, it is likely that such securities will be infrequently quoted and, thus, PORTAL Dealers and PORTAL Brokers that wish to post quotations in such securities will often be subject to the compliance requirements of Rule 15c2-11;

- According to Nasdaq, the scheme of regulation established under Rule 144A and the structure of the PORTAL Market substantially achieves the disclosure and investor-protection purposes of the Exchange Act, including Rule 15c2-11, in that: (i) PORTAL Qualified Investors will have the financial sophistication and professional management resources to request and understand information regarding the issuer and to obtain and evaluate, independently of a PORTAL Dealer or PORTAL Broker acting as an intermediary, the price of a PORTAL security posted in the PORTAL Market; (ii) PORTAL securities purchased by such sophisticated PORTAL Qualified Investors must meet their investment qualifications requirements, and (iii) current information mandated by Rule 144A(d)(4) is and will remain available to such sophisticated PORTAL Qualified Investors regarding issuers of PORTAL designated Rule 144A securities upon which they may base an investment decision;

- Nasdaq states that it will reconfirm the qualifications of PORTAL Dealers and PORTAL Qualified Investors annually;

- The PORTAL rules authorize Nasdaq to suspend or terminate the registration of any PORTAL Dealer, PORTAL Broker, or PORTAL Qualified Investor if, among other things, any application or other document submitted to Nasdaq contains an untrue statement of material fact or omits to state a material fact necessary to make the statements therein not misleading, it fails to comply with any requirement of the PORTAL rules, or it fails to file any document or to pay any fee as may be required by Nadsaq;

- According to Nasdaq, the protections of Rule 15c2-11 are not necessary in the context of the closed structure of the PORTAL Market, where quotations and last sale information in the PORTAL Market will not be disseminated to the general public;

- The exemption will only be available with respect to quotations in securities satisfying investment qualifications of the PORTAL Qualified Investors that meet the criteria for a QIB under Rule 144A and such quotations will only be disseminated to non-broker/dealer QIBs that have the financial sophistication and resources to make investment decisions; and

- The NASD currently provides and would continue to provide surveillance of trade reports in PORTAL securities that are submitted through TRACE and the OTC Reporting Facility.

The foregoing exemption from Rule 15c2-11 is based solely on the representations made and the facts presented in your letter, and is strictly limited to the application of the Rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the PORTAL Dealers and PORTAL Brokers.

The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Associate Director

Attachment



THE NASDAQ STOCK MARKET
9600 BLACKWELL ROAD
ROCKVILLE, MARYLAND 20850

1934 Act /Rule 15c2-11(h)

June 28, 2007

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 5 2007
DIVISION OF MARKET REGULATION

James A. Brigagliano, Assistant Director
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Exemption under Rule 15c2-11(h) of the Securities Exchange Act of 1934

Dear Mr. Brigagliano:

On behalf of The Nasdaq Stock Market LLC ("Nasdaq") and the Nasdaq members who participate in The PORTAL® Market ("PORTAL" or "PORTAL Market")[1], we respectfully request that the staff of the Division of Market Regulation ("Division") of the U.S. Securities and Exchange Commission ("Commission" or "SEC") grant an unqualified exemption from Rule 15c2-11[2] ("Rule 15c2-11" or "Rule") under the Securities Exchange Act of 1934[3] ("Exchange Act") pursuant to Rule 15c2-11(h)[4] thereof, with respect to the gathering and furnishing of the prescribed information by "PORTAL Dealers" and "PORTAL Brokers" (as these terms are defined below) that intend to publish, or submit for publication, quotations for PORTAL-designated securities through the PORTAL Market system. This request is made in connection with Nasdaq's filing with the SEC of a rule change to amend the PORTAL Market rules to (i) establish qualification requirements for Nasdaq members and qualified institutional buyers ("QIBs") under Rule 144A(a)(1)[5] who wish to access the PORTAL Market and

1 *See,* PORTAL Market Rules at the PORTAL Rule 6500 Series.

2 17 CFR 240.15c2-11.

3 15 U.S.C. 78a *et seq.*

4 15 CFR 240.15c2-11(h).

5 17 CFR 230.144A(a)(1).

(ii) implement quotation, trade negotiation and trade reporting functions in the PORTAL Market with respect to PORTAL-designated securities.[6]

As discussed below, Nasdaq believes that an unqualified exemption from SEC Rule 15c2-11 is appropriate since the sophisticated investors and the securities that participate in and trade in PORTAL, respectively, are not those for which the Commission intended the protections of SEC Rule 15c2-11.

I. Background

The PORTAL Market: Nasdaq currently operates the PORTAL Market for the sole purpose of qualifying[7] restricted securities[8] as eligible for resale pursuant to SEC Rule 144A[9] under the Securities Act of 1933 ("Securities Act").[10] Rule 144A provides an exemption from registration under Section 5 of the Securities Act[11] for resales of privately placed securities to investors that meet the eligibility requirements of being a "QIB" under Rule 144A(a)(1), *i.e.,* institutional investors that in the aggregate own or invest on a discretionary basis at least $100 million in securities and certain broker/dealers that in the aggregate own or invest on a discretionary basis at least $10 million in securities. PORTAL designation is required for all Rule 144A security issues, except investment grade rated debt,[12] in order for the security to receive a CUSIP identification number from Standard and Poor's and be eligible for the deposit, book-entry delivery, and other services of The Depository Trust Company ("DTC").[13] An issuer of an investment grade rated debt issue can apply directly to DTC for book-entry services under DTC rules and need not also qualify as a PORTAL-designated security.

Pursuant to NASD Rule 6700 Series, trade reports in all PORTAL-designated equity securities are required to be submitted to the NASD's OTC Trade Reporting

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6 SEC Release No. 34-55669 (Apr. 25, 2007); 72 F.R. 23874 (May 1, 2007); SR-NASDAQ-2006-065 (the "PORTAL rule filing").

7 *See,* PORTAL Rules 6521 – 6525.

8 *See,* definition of "restricted security" in SEC Rule 144(a)(3). 17 CFR 230.144(a)(3).

9 17 CFR 230.144A

10 17 U.S.C. 77a *et seq.*

11 17 U.S.C. 77e.

12 Investment grade rated debt is a debt security rated by a nationally recognized statistical rating organization in one of its four highest generic rating categories.

13 SEC Release No. 34-33327 (Dec. 13, 1993); 58 F.R. 67878 (Dec. 22, 1993).

Facility ("OTC Reporting Facility"),[14] and trade reports in most PORTAL-designated debt securities are required to be submitted to the Trade Reporting and Compliance Engine or "TRACE."[15]

Nasdaq Rule Filing: As previously stated, Nasdaq has filed the PORTAL rule filing with the Commission for the purpose of adopting amendments to the PORTAL rules that will (i) establish qualification requirements for brokers and dealers that are Nasdaq members and QIBs that wish to access PORTAL and (ii) implement quotation, trade negotiation and trade reporting functions in the PORTAL Market with respect to PORTAL-designated securities. Most of the proposed amendments were previously approved by the Commission with respect to an earlier attempt by the NASD to establish PORTAL as a closed trading system for Rule 144A securities.[16] The proposed rule change would, again, create a closed trading system for purposes of Rule 144A with respect to approved PORTAL securities, qualified broker/dealers and QIBs.

Nasdaq will continue to qualify restricted securities, as defined in SEC Rule 144(a)(3),[17] and securities that are restricted pursuant to contract or though the terms of the security for designation as PORTAL securities based on compliance with, among other things, the security eligibility and information disclosure requirements for the resale of a security under Rule 144A(d)(3) and Rule 144A(d)(4), respectively.[18] With respect to the information disclosure requirements of Rule 144A(d)(4), an issuer of a PORTAL-designated security must be subject to reporting under Sections 13 or 15(d) of the Exchange Act, a foreign private issuer that is exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, a foreign government eligible to register securities under Schedule B of the Securities Act, or include disclosure in the private placement memorandum that the issuer agrees to provide to a holder of a Rule 144A security and a prospective purchaser designated by the holder reasonably current information about the issuer's business and financial statements as required by SEC Rule 144A(d)(4)(ii).

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[14] *See*, NASD Rule 6600 Series.

[15] *See*, NASD Rule 6200 Series.

[16] SEC Release No. 34-27956 (Apr. 27, 1990); 55 F.R. 18781 (May 4, 1990). The functions of the PORTAL Market approved by the SEC for the quotation, trading and reporting of PORTAL securities did not develop as anticipated due to a cumbersome technology for access to the PORTAL system and resistance to trade reporting in Rule 144A debt and equity securities. Subsequently, these functions were eliminated. *See*, SEC Release No. 34-44042 (Mar. 6, 2001); 66 F.R. 14969 (Mar. 14, 2001).

[17] 17 CFR 230.144(a)(3).

[18] 17 CFR 230.144A(d)(3) and (d)(4). *See*, PORTAL Rule 6522; PORTAL rule filing, proposed PORTAL Rule 6502(b).

As a matter of practice, PORTAL designation is limited to those Rule 144A securities that are initially sold to QIBs by a broker/dealer acting as initial placement agent or initial purchaser.[19] Moreover, Nasdaq will continue to have authority to suspend or terminate the designation of a PORTAL security if Nasdaq determines that the security is not in compliance with PORTAL rules, a holder or prospective purchaser that requested information pursuant to Rule 144A(d)(4)[20] did not receive the information, any application or other document relative to such securities submitted to Nasdaq contained an untrue statement of material fact or omitted to state a material fact necessary to make the statements therein not misleading, or failure to withdraw designation of such securities would for any reason be detrimental to the interests and welfare of Nasdaq, Nasdaq members or investors.[21]

Nasdaq members that meet the PORTAL qualification requirements will be designated as PORTAL Dealers and PORTAL Brokers.[22] QIBs that meet the PORTAL qualification requirements will be designated as PORTAL Qualified Investors.[23] The purpose of distinguishing between Nasdaq members that qualify as "PORTAL Dealers" and "PORTAL Brokers" is to identify in PORTAL those Nasdaq members that qualify as a QIB under Rule 144A to purchase Rule 144A securities on a principal basis.

PORTAL Dealers and Brokers will be permitted to post anonymous one-or two-sided indicative quotations in PORTAL securities in PORTAL that will be seen by other PORTAL Dealers and Brokers and by PORTAL Qualified Investors, negotiate anonymously and execute trades in PORTAL securities, and submit trade reports in reportable PORTAL-negotiated trades through PORTAL for forwarding to TRACE and the OTC Reporting Facility. Nasdaq also intends to provide the ability to forward PORTAL trades to an appropriate subsidiary of the Depository Trust & Clearing Corporation for settlement.[24] In comparison, PORTAL Qualified Investors will be solely

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[19] PORTAL Rule 6522(a)(4) requires that a PORTAL security be assigned a CUSIP number that is different than the identification number assigned to any unrestricted securities of the same class. As a matter of practice by PORTAL and Standard & Poor's, the CUSIP number assigned to securities that are initially sold to QIBs pursuant to Rule 144A is different than the CUSIP numbers assigned to those securities that are part of the same offering that are sold to accredited investors pursuant to SEC Regulation D and to non-U.S. investors under SEC Regulation S. Thus, PORTAL-designation is limited to those securities that have been sold to QIBs. Nasdaq is proposing to amend this provision, renumbered Rule 6502(b)(1)(D) to reflect this policy.

[20] 17 CFR 230.144A(d)(4).

[21] *See,* PORTAL Rule 6523; PORTAL rule filing, proposed PORTAL Rule 6502(c).

[22] *See,* PORTAL rule filing, proposed PORTAL Rule 6505.

[23] *See,* PORTAL rule filing, proposed PORTAL Rule 6506.

[24] *See,* PORTAL rule filing, proposed PORTAL Rules 6508 - 6510.

authorized to view quotations by PORTAL Dealers and PORTAL Brokers, and confirm transactions where a PORTAL Qualified Investor uses a PORTAL Dealer or Broker to execute a trade in PORTAL. All trade report information for trades that are executed in PORTAL will be disseminated in PORTAL to PORTAL Brokers, Dealers and Qualified investors, but such trade report information will not be disseminated outside of PORTAL.[25]

To qualify as a PORTAL Broker, a Nasdaq member will be required by PORTAL rules to execute a subscriber agreement with PORTAL, be a member of Nasdaq, be qualified to do business as a general securities firm, and agree to comply with the PORTAL rules.[26] Pursuant to Rule 144A(a)(1)(iii), a dealer registered under Section 15 of the Exchange Act is authorized to act as an agent for a QIB on a non-discretionary basis pursuant to Rule 144A or to act in a riskless principal capacity on behalf of a QIB. To qualify as a PORTAL Dealer, a Nasdaq member will be required by PORTAL rules to meet these same requirements and also to demonstrate to the satisfaction of Nasdaq that it is eligible to purchase securities under the financial criteria of SEC Rule 144A(a)(1)(ii).[27] Under Rule 144A(a)(1)(ii), a dealer so registered will qualify as a QIB if the dealer in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the dealer and may act for its own account or the accounts of other QIBs.

In order for an investor to access PORTAL quotation, trade report and participant information, the investor will be required by PORTAL rules to execute a subscriber agreement with PORTAL, agree to comply with the PORTAL rules, and demonstrate to the satisfaction of Nasdaq that it is a QIB under Rule 144A(a)(1).[28] In addition, in order to comply with the requirement of Rule 144A(d)(2) that the seller of Rule 144A securities take reasonable steps to ensure that the purchaser is aware that the seller may rely on Rule 144A, the subscriber agreement will include an undertaking that the PORTAL Qualified Investor is aware that it may purchase a PORTAL security from another qualified investor who may rely on an exemption from the provisions of Section 5 of the Securities Act.

Nasdaq proposes to reconfirm the qualifications of PORTAL Dealers and PORTAL Qualified Investors annually. Nasdaq proposes to require that PORTAL Dealers annually submit the dealer's Audited Financial Statements filed with the SEC pursuant to Rule 17a-5(d) under the Exchange Act in order to qualify under Rule

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[25] *See,* PORTAL rule filing, proposed PORTAL Rule 6511.

[26] *See,* PORTAL rule filing, proposed PORTAL Rule 6505(b).

[27] *See,* PORTAL rule filing, proposed PORTAL Rule 6505(a).

[28] *See,* PORTAL rule filing, proposed PORTAL Rule 6506(a)

144A(a)(1)(ii). In the case of non-broker/dealers that are PORTAL Qualified Investors, an investor shall annually demonstrate to the satisfaction of Nasdaq that the investor is a QIB under Rule 144A(a)(1).[29]

The proposed PORTAL rules provide authority to Nasdaq to suspend or terminate the registration of any PORTAL Dealer, PORTAL Broker or PORTAL Qualified Investor if (among other things) any application or other document submitted to Nasdaq contains an untrue statement of material fact or omits to state a material fact necessary to make the statements therein not misleading, it fails to comply with any requirement of the PORTAL rules, or it fails to file any documents or to pay any fee as may be required by Nasdaq.[30]

NASD currently provides and would continue to provide surveillance of trade reports in PORTAL securities that are submitted through TRACE and the OTC Reporting Facility.

Rule 15c2-11: Rule 15c2-11 (the "Rule") prohibits a broker or dealer from publishing any quotation for a security, or, directly or indirectly, from submitting any such quotation for publication, in any quotation medium, unless such broker or dealer has in its records the information specified in the Rule regarding the security and its issuer. Under the Rule, a quotation medium is defined broadly in paragraph (e)(1) to include, among other things, an "interdealer quotation system," as that term is defined in paragraph (e)(2). Moreover, paragraph (d) of the Rule requires the broker or dealer submitting to an interdealer quotation system a quotation for any security of an issuer that is covered by paragraph (a)(5) of the Rule to furnish the information specified in paragraph (a)(5) to the system, in the form prescribed by that system, at least two days before the quotation is published or submitted. Paragraph (h) of the Rule permits the SEC to exempt the publication or submission of any quotation, unconditionally or on specific terms and conditions, from the requirements of the Rule on the basis that the quotation does not constitute a fraudulent, manipulative or deceptive practice comprehended within the purpose of the Rule.

Prior Exemption Granted: In connection with the SEC's consideration of the NASD's original proposal of the PORTAL Rules, the NASD requested, pursuant to SEC Rule 15c2-11(h), that the Commission grant an exemption from Rule 15c2-11 applicable to the publication or display of quotations in eligible securities through the PORTAL Market. In its April 27, 1990 approval order for the NASD's original PORTAL rule filing and in a separate release, however, the Commission granted a limited exemption from Rule 15c2-11, pursuant to Rule 15c2-11(h), with respect to the publication or

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[29] *See,* PORTAL rule filing, proposed PORTAL Rule 6506(b).

[30] *See,* PORTAL rule filing, proposed PORTAL Rules 6505(c) and 6506(b).

submission of quotations for certain PORTAL eligible securities through the PORTAL Market.[31] Specifically, the Commission exempted from Rule 15c2-11 the publication or submission of quotations through the PORTAL Market for securities: (i) issued by a foreign government; (ii) securities of a foreign private issuer with a ready market offshore; or (iii) rated by at least one nationally recognized statistical rating organization, as the term is used in Rule 15c3-1 under the Exchange Act, in one of its generic rating categories that signifies investment grade.[32] It is unclear why the SEC limited the exemption at that time in that manner.

II. Discussion

In light of the restricted nature of PORTAL securities, it is likely that such securities will be infrequently quoted and, thereby, PORTAL Dealers and PORTAL Brokers that wish to post quotations in such securities will often be subject to compliance the requirements of Rule 15c2-11. Although the QIB standards of Rule 144A were structured to provide an exemption from registration under the Securities Act for the resale of qualifying restricted securities, Nasdaq believes that the scheme of regulation established under Rule 144A and the proposed structure of the PORTAL Market also substantially achieves the disclosure and investor-protection purposes of the Exchange Act, including Rule 15c2-11, in that:

(1) PORTAL Qualified Investors will have the financial sophistication and professional management resources to request and understand information regarding the issuer and to obtain and evaluate, independently of a PORTAL Dealer or PORTAL Broker acting as an intermediary, the price of a PORTAL security posted in the PORTAL Market;

(2) PORTAL securities purchased by such sophisticated PORTAL Qualified Investors must meet their investment qualification requirements; and

(3) current information mandated by Rule 144A(d)(4) is and will remain available to such sophisticated PORTAL Qualified Investors regarding issuers of PORTAL-designated Rule 144A securities upon which they may base an investment decision.

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[31] *See*, SEC Release No. 34-27956 (Apr. 27, 1990); 55 F.R. 18781 (May 4, 1990), at 18788 - 18789. *See*, SEC Release No. 33-6864 (April 30, 1990), publishing letter dated April 27, 1990 from Jonathan G. Katz, Secretary, SEC, to Frank J. Wilson, Executive Vice President and General Counsel, NASD.

[32] The exemption was conditioned on the requirements that the NASD, with respect to PORTAL securities, would: (1)determine that the holder and the purchaser have the right to obtain certain specified information in the case of securities of an issuer not subject to Section 13 or 15(d) of the Exchange Act, not exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, and not a foreign government; and (2) remove an issuer's security from PORTAL if the NASD discovers that the information supplying requirement is not being met.

Rule 15c2-11 Requirements are Unnecessary: Rule 15c2-11 was intended to assure that, in the context of lesser-known securities, information on the securities is available to a broker/dealer when it formulates the price of the security. Thus, Rule 15c2-11 "was designed to deter manipulative and fraudulent behavior that had been prevalent in connection with the distribution and trading of securities of corporations having little or no earnings, assets or operations ('shell corporations')."[33] The SEC has also stated that Rule 15c2-11 serves a broader purpose of prohibiting "broker-dealers from establishing arbitrary quotations for infrequently traded over-the-counter securities."[34]

In 1984, the Commission amended Rule 15c2-11 by adding paragraph (f)(5), which provides an exception from the Rule's provisions for quotations respecting a security that is authorized for quotation in an interdealer quotation system sponsored and governed by the rules of a registered securities association. However, because the Commission stated at that time that the exception was established for Nasdaq securities, it does not appear that this exception extends to the PORTAL Market.[35] Nasdaq believes that an exemption from Rule 15c2-11 should be granted respecting quotations displayed in the PORTAL Market for any PORTAL-designated security because the security and investor qualification limitations of the PORTAL Market and the closed structure of the PORTAL Market that prevents access to PORTAL Market quotations or last sale information by the general public render the Rule's requirements unnecessary.

PORTAL Investors Are Sophisticated: In adopting Rule 144A in 1990, the Commission relied on the numerical qualification standards for QIBs to in order to limit participation in the Rule 144A market to investors with the financial sophistication and resources to make investment decisions in Rule 144A-eligible restricted securities without the disclosure protections of registration under the Securities Act.[36] Nasdaq proposes in its PORTAL rule filing to limit non-broker/dealer investor access to the PORTAL Market to only PORTAL Qualified Investors that meet the Rule 144A criteria for QIBs.[37] Nasdaq will have authority to suspend or terminate the registration of any PORTAL Qualified Investor if, among other things, it fails to comply with PORTAL rules. Nasdaq proposes to reconfirm the qualifications of PORTAL Qualified Investors annually. PORTAL Qualified Investors of such size, *i.e.,* at least $100 million portfolio

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[33] *See*, SEC Release No. 34-21470 (Nov. 8, 1984).

[34] *Id.*

[35] *Id.*.

[36] SEC Release No. 33-6862 (Apr. 23, 1990); 55 F.R. 17933 (Apr. 30, 1990).

[37] A Nasdaq member that proposes to be designated as a "PORTAL Dealer" in the PORTAL Market will also be required to meet the standards for being a QIB under Rule 144A, with respect to that part of the standards that apply to a dealer registered under Section 15 of the Exchange Act acting for its own account or for the accounts of other QIBs. *See* Rule 144A(a)(1)(ii).

under management, will employ professional management experienced in managing investment portfolios.

Accordingly, Nasdaq believes that the non-broker/dealer institutional investors that participate in the PORTAL Market as a PORTAL Qualified Investor do not need the protections afforded by Rule 15c2-11, as such investors will be in a position to evaluate information regarding the prices related a PORTAL security that are posted to the PORTAL Market in order to make an investment decision independently of the advice of any PORTAL Dealer or PORTAL Broker acting as an intermediary. In his regard, Nasdaq also believes that such PORTAL Qualified Investors will have the financial sophistication and ability to obtain additional information directly from the issuer or about the issuer of such securities to assist in its evaluation of prices posted in the PORTAL Market.

PORTAL Securities Are Not Those of Shell Corporations: As stated above, PORTAL designation as a matter of practice is limited to those PORTAL-designated securities that are initially sold to QIBs by a broker/dealer acting as initial placement agent or initial purchaser. Nasdaq believes, therefore, that the Rule 144A-eligible securities that are designated in the PORTAL Market are not the securities of shell corporations or otherwise the types of securities that require that investors receive the protections of Rule 15c2-11 because PORTAL-designated securities must satisfy the investment qualifications of the PORTAL Qualified Investors that meet the criteria for a QIB under Rule 144A.

Information is Required To be Provided by Non-Reporting Issuers of PORTAL Securities: Moreover, information regarding the issuer of a PORTAL security that meets the information requirements of Rule 144A(d)(4) must be provided to PORTAL Qualified Investors on request in the absence of information filed or submitted to the SEC in the case of domestic and foreign private issuers. The eligibility criteria for PORTAL securities that implement SEC Rule 144A(d)(4) require that the issuer must be subject to reporting under Sections 13 or 15(d) of the Exchange Act, a foreign private issuer that is exempt from reporting but submits home country disclosure to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act, or a foreign government that is eligible to register securities under Schedule B of the Securities Act. In the absence of meeting these requirements, the PORTAL rules require, also in accordance with Rule 144A(d)(4), that the issuer agree to provide to a holder of a Rule 144A security and a prospective purchaser designated by the holder "reasonably current" information about the issuer's business and financial statements.[38] The PORTAL Rules authorize Nasdaq to

[38] Pursuant to Rule 144A(d)(4)(ii), the requirement that information be "reasonably current" is deemed satisfied if the balance sheet is as of a date less than 16 months before the date of resale, the statements of profit and loss and retained earnings are for the 12 months preceding the date of such balance sheet, and if such balance sheet is not of a date less than 6 months before the date of resale, it be accompanied by additional statements of profit and loss and retained earnings for the period from the

(cont'd)

suspend or terminate a PORTAL security if, among other things, the information required by Rule 144A(d)(4) is not provided by the issuer upon request of a holder or prospective purchaser.[39] Thus, current information about an issuer of a PORTAL security similar to that required by SEC Rule 15c2-11(a)(3), (4) and (5) will be available to PORTAL Qualified Investors, in addition to any other information that a PORTAL Qualified Investor may request.

Information Is Not Disseminated to the General Public: Portal Dealers, PORTAL Brokers and PORTAL Qualified Investors would be prohibited from disclosing any information obtained from the PORTAL Market to anyone other than another PORTAL Dealer, Broker or Qualified Investor (unless in response to a legal process or regulatory request). Thus, quotations and last sale information in the PORTAL Market will not be disseminated to the general public. We believe that the protections of Rule 15c2-11 were intended to protect the general public and are not necessary in the context of the closed structure of the PORTAL Market. We also believe in this context that in contrast to 1990, when the Commission approved the original PORTAL rule filing and adopted Rule 144A, there are now over 16 years of experience with the operation of and compliance with Rule 144A. The Commission's concern in 1990 that Rule 144A securities could inappropriately flow into the public markets to the detriment of public investors has, in fact, not occurred.[40]

NASD Oversight: Nasdaq also asks that the SEC note that the NASD currently provides and would continue to provide surveillance of trade reports in PORTAL securities that are submitted through TRACE and the OTC Reporting Facility. The existence of such oversight of the PORTAL Market by a national securities association is consistent with the availability of an exemption from Rule 15c2-11.

IV. Conclusion

For the foregoing reasons, pursuant to Rule 15c2-11(h), Nasdaq requests that the staff of the SEC Division of Market Regulation grant an unqualified exemption from Rule 15c2-11 for the publication or display of quotations in PORTAL designated securities through the PORTAL Market. Nasdaq believes that the requested relief from

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date of such balance sheet to a date less than 6 months before the date of resale; and the statement if the nature of the issuer's business and its products and services offered is as of a date within 12 months prior to the date of resale; or, with regard to foreign private issuers, the required information meets the timing requirements of the issuer's home country or principal trading markets.

[39] *See*, current Rule 6523(a)(2).

[40] The SEC stated in adopting Rule 144A that it would monitor the evolution of the Rule 144A market including, among other issues, "the effect of the Rule 144A market on the public market, and any perceived abuses of the safe harbor." SEC Release No. 33-6862 (Apr. 23, 1990); 55 F.R. 17933 (Apr. 30, 1990), at 17934.

the requirements of Rule 15c2-11 will facilitate quotations in PORTAL securities by PORTAL Dealers and PORTAL Brokers in the PORTAL Market by relieving such PORTAL Dealers and Brokers from compliance with Rule 15c2-11. Nasdaq believes that such an unqualified exemption under Rule 15c2-11(h) is consistent with the Commission's objective in adopting Rule 144A to "achiev[e] a more liquid and efficient institutional resale market for unregistered securities"[41] Nasdaq also believes that the requested exemptive relief draws an appropriate balance between the protections available under Rule 15c2-11 and the objective of the SEC to create a more liquid and efficient institutional resale market for unregistered Rule 144A-eligible securities as the exemption will only be available with respect to quotations in securities meeting the investment criteria of QIBs and such quotations will only be disseminated to non-broker/dealer QIBs that have the financial sophistication and resources to make investment decisions.

* * *

If you require any additional information or clarification regarding this submission, please do not hesitate to contact me at (301) 978-8483.

Respectfully submitted,



Thomas P. Moran
Associate General Counsel

END

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[41] SEC Release No. 33-6862 (Apr. 23, 1990), 55 F.R. 17933 (Apr. 30, 1990), at 17934. The SEC determined that the PORTAL Market would improve the efficiency and effectiveness of the secondary placement market in unregistered securities in the interest of investors. SEC Release No. 34-27956 (Apr. 27, 1990); 55 F.R. 18781 (May 4, 1990), at 18787.